pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Morrison Report Submitted

Vancouver BC,  September 5, 2019:  Pacific Booker Minerals Inc. is announcing that the Company has submitted the next draft of the SAIR document to the BCEAO on August 29th.  The receipt of the document was acknowledged by email.  We expect that the document and covering letter will be posted on the EPIC site.  The new link for the site is:

https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/project-details.

With the coming into force of the Impact Assessment Act on August 28, 2019, the federal environmental assessment of the Morrison Copper-Gold Project under the Canadian Environmental Assessment Act (CEAA 1992) has now been terminated.  To advance the Project, PBM would be required to submit an initial Project Description to the Agency.  Also note that relevant information gathered for the environmental assessment under CEAA 1992 may be used to inform any process steps under the IAA.  PBM intends to submit a description of the Project in accordance with the requirements of the IAA, as soon as possible and intends on referencing the relevant information gathered for the EA under the 1992 Act to inform any process steps under the IAA.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.